EXHIBIT 23

To the Board of Directors
Echelon International Corporation:

We consent to incorporation by reference in the registration statements on Forms S-8 (No. 333-18171), (No. 333-18175), (No. 333-18177) and (No. 333-18179),
of Echelon International Corporation of our reports dated February 22, 1999, relating to the consolidated balance sheets of Echelon International Corporation and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998, and all related schedules, which reports appear in the December 31, 1998 annual report on Form 10-K of Echelon International Corporation.

                                        KPMG LLP

St. Petersburg, FL
February 22, 1999